Mail Stop 4561

December 18, 2007

By U.S. Mail and Facsimile to (219) 836-2950

Thomas F. Prisby
Chairman of the Board and Chief Executive Officer
CFS Bancorp, Inc.
707 Ridge Road
Munster, Indiana 46321

Re: CFS Bancorp, Inc.
Form 10-K for the year ended December 31, 2006
Filed March 15, 2007
File No. 0-24611

Dear Mr. Prisby:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation

1.   Please confirm in a letter to us that in the future you will comply with Instruction 4 to Item 402(b) of Regulation S-K by disclosing the targets, or explain why such disclosure would result in your experiencing competitive harm.

Item 13. Certain Relationships and Related Transactions

2.   Please revise to include the correct representations from Instruction 4.c to Item 404(a) of Regulation S-K, or to make the other required disclosures.

*   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        You may contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

                                                Sincerely,

                                                Mark Webb
                                                Legal Branch Chief